CUSIP No. 785040106                                                  Page 1 of 4


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                              SWVA BANCSHARES, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)


                                    785040106
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2510
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP No. 785040106                                                  Page 2 of 4

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Richard J. Nelson

2        Check The Appropriate Box If a Member of a Group                 (a)[ ]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  Not Applicable

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  0 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  0%

14       Type of Reporting Person
         IN


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CUSIP No. 785040106                                                  Page 3 of 4


          This is Amendment No. 3 to the Schedule 13D (as earlier amended, the "Original 13D") filed by Richard J. Nelson and relates to the common stock, $.10 par value (the "Common Stock"), of SWVA Bancshares, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 302 Second Street, Roanoke, Virginia 24011. The following items in the Original 13D are amended to read in their entirety as follows:

Item 4.  Purpose of Transaction

          Between September, 1997 and May, 1998, Mr. Nelson engaged in various activities related to influencing the Issuer. Details regarding those activities are contained in the Original 13D and the exhibits thereto. On February 10, 1999, Mr. Nelson sold his entire holding of the Common Stock to the Issuer at $17 1/16 per share. As part of the transaction, Mr. Nelson and the Issuer entered into an agreement, pursuant to which Mr. Nelson agreed to refrain from acquiring ownership or control of any shares of the Common Stock through February 9, 2011.

Item 5.  Interest in Securities of the Issuer

         (a)      Mr. Nelson beneficially owns no shares of the Common Stock.

         (b)      Not applicable.

         (c) On February 10, 1999, Mr. Nelson sold all shares of the Common Stock beneficially owned by Mr. Nelson to the Issuer at $17 1/16 per share.

         (d)      Not applicable.

         (e) On February 10, 1999, Mr. Nelson ceased to be the beneficial owner of more than five percent of the Common Stock.





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CUSIP No. 785040106                                                  Page 4 of 4

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 11, 1999


                                     /s/ Richard J. Nelson
                                     Richard J. Nelson